SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES THIRD QUARTER OF 2004 RESULTS
(Rio de Janeiro – November 30, 2004) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 4,483 million and consolidated net operating revenues of U.S.$ 26,751 million for the nine-month period ended September 30, 2004, compared to consolidated net income of U.S.$ 5,665 million and consolidated net operating revenues of U.S.$ 22,648 million for the nine-month period ended September 30, 2003.

COMMENTS FROM THE CEO, MR. JOSÉ EDUARDO DE BARROS DUTRA

I am pleased to present our results for the nine-month period ended September 30, 2004. The company’s noteworthy performance is due to the combination of actions and efforts carried out by our employees and workforce, at both the operational level as well as the administrative level.

During this quarter we continued to fulfill the goals and objectives established in our strategic plan. During the nine-month period ended September 30, 2004, our capital expenditures totaled U.S.$ 4.765 billion and additionally made an acquisition of a 100% stake in Sophia do Brasil S.A.(formerly Agip do Brasil S.A.).

On September 15, 2004 we issued U.S.$ 600 million of Global Notes in the international capital markets. This operation marked our return to the international capital markets since our last issuance in December 2003. The wide bond placement, reaching various categories of investors in numerous geographical locations, reflected the market’s recognition of our credit quality in the international capital markets, as confirmed by our improved foreign currency debt rating from Ba2 to Ba1, just one level away from investment grade according to Moody’s Investor Services.

In recent months, the international petroleum market has experienced extreme price volatility, along with subsequent pressure on the costs of services and materials consumed by companies in the energy sector. In our efforts to preserve our profitability, we have conducted price adjustments throughout the period, without compromising the loyalty of our clients or our market share.

We also launched Platform P-43 on October 13, 2004. It will operate in the Barracuda field in the Campos Basin, with estimated production capacity of 150,000 barrels per day. Platform P-43 will play a key role in contributing to Brazil’s oil production goals.

On September 17, 2004, our Board of Directors approved a dividend in the form of interest on own capital. The approved amount totals U.S.$ 1,144 million, which corresponds to U.S.$ 1.04 per ordinary and preferred share. The dividend was provisioned in the financial statements for the nine-month period ended September 30, 2004 and will be distributed by February 15, 2005.

Shortly after September 30, 2004, the parent company and 7 subsidiaries began the implementation of an Integrated Management System – SAP/R3 – which will be an important tool for integrating and facilitating our businesses, increasing our competitiveness and placing us on an even playing field with the largest international oil companies.

All of these efforts translate into returns, not just for our shareholders but also for our employees, suppliers, clients, and in the communities where we operate.

Financial Highlights

				For the nine-month period ended September 30,
2Q-2004	3Q-2004	3Q-2003	Income statement data	2004	2003
11,961	14,095	11,314	Sales of products and services	37,232	31,300
8,595	10,221	8,218	Net operating revenues	26,751	22,648
(423)	(114)	(199)	Financial income (expense), net	(924)	117
1,307	1,839	1,897	Net income	4,483	5,665
			Basic and diluted earnings per common and preferred share
1.19	1.68	1.73	Before effect of change in accounting principle	4.09	4.54
1.19	1.68	1.73	After effect of change in accounting principle	4.09	5.17

			Other data
49.3	44.9	50.3	Gross margin (%) (1)	47.5	51.2
15.2	18.0	23.1	Net margin (%) (2)	16.8	25.0
66	65	67	Debt to equity ratio (%) (3)	65	68

			Financial and Economic Indicators
35.36	41.54	28.41	Brent crude (U.S.$/bbl)	36.28	28.65
3.0429	2.9773	2.9324	Average Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.9732	3.1334
3.1075	2.8586	2.9234	Period-end Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.8586	2.9234

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

	U.S. $ million
Balance sheet data	09.30.2004	12.31.2003	Percent Change (09.30.2004 versus 12.31.2003)	09.30.2003
Total assets	57,261	53,612	6.8	48,360
Cash and cash equivalents	7,080	9,610	(26.3)	7,124
Short-term debt	409	1,329	(69.2)	1,566
Total long-term debt	13,529	13,033	3.8	11,593
Total project financings	5,743	5,908	(2.8)	4,600
Total capital lease obligations	1,402	1,620	(13.5)	1,900
Net debt (1)	14,003	11,980	16.9	12,237
Shareholders´ equity (2)	19,954	17,152	16.3	16,077
Total capitalization (3)	41,037	39,042	5.1	35,736

	U.S. $ million
Reconciliation of Net debt	09.30.2004	12.31.2003	09.30.2003
Total long-term debt	13,529	13,033	11,593
Plus short-term debt	409	1,329	1,566
Plus total project financings	5,743	5,908	4,600
Plus total capital lease obligations	1,402	1,620	1,900
Less cash and cash equivalents	7,080	9,610	7,124
Less Junior Notes(4)		300	298
Net debt (1)	14,003	11,980	12,237

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2)	Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 1,605 million at September 30, 2004, U.S.$ 1,588 million at December 31, 2003 and U.S.$ 1,645 million at September 30, 2003, in each case related to “Amounts not recognized as net periodic pension cost”.
(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations
(4)	In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes.

OPERATING HIGHLIGHTS
				For the nine-month period ended September 30,
2Q-2004	3Q-2004	3Q-2003		2004	2003
			Average daily crude oil and gas production
1,630	1,692	1,727	Crude oil and NGLs (Mbpd) (1)	1,656	1,708
1,461	1,523	1,562	Brazil	1,487	1,549
169	169	165	International	169	159
2,136	2,208	2,046	Natural gas (Mmcfpd) (2)	2,160	1,992
1,572	1,620	1,524	Brazil	1,590	1,488
564	588	522	International	570	504

			Crude oil and NGL average sales price (U.S. dollars per bbl)
32.88	36.13	26.16	Brazil (3)	32.94	27.09
25.15	28.31	21.29	International	26.30	22.69

			Natural gas average sales price (U.S. dollars per Mcf)
1.90	1.77	1.87	Brazil	1.86	1.75
1.14	1.09	1.07	International	1.14	1.31

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
10.09	10.72	8.69	Including government take (4)	10.18	8.44
4.16	4.10	3.61	Excluding government take (4)	4.18	3.30
2.50	2.53	2.43	Crude oil and natural gas – International	2.49	2.36
			Refining costs (U.S. dollars per boe)
1.45	1.18	1.07	Brazil	1.27	1.05
1.23	1.22	1.17	International	1.20	1.13
			Refining and marketing operations (Mbpd)
2,125	2,125	2,085	Primary Processed Installed Capacity	2,125	2,085
			Brazil
1,996	1,996	1,956	Installed capacity	1,996	1,956
1,670	1,659	1,674	Output of oil products	1,685	1,651
84%	86%	84%	Utilization	86%	83%
			International
129	129	129	Installed capacity	129	129
96	104	96	Output of oil products	100	92
74%	79%	75%	Utilization	76%	73%
73	77	80	Domestic crude oil as % of total feedstock processed	76	81
			Imports (Mbpd)
493	439	360	Crude oil imports	450	322
62	166	125	Oil product imports	101	121
128	137	91	Import of gas, alcohol and others	123	86
			Exports (Mbpd)
189	208	242	Crude oil exports	196	223
266	258	201	Oil product exports	240	215
6	5	13	Fertilizer and other exports	5	9

222	271	120	Net imports	233	82
			Sales Volume (thousand bpd)
1,565	1,676	1,542	Oil Products	1,577	1,500
26	38	39	Alcohol and Others	31	32
205	217	194	Natural Gas	205	172

1,796	1,931	1,775	Total	1,813	1,704
450	497	440	Distribution	459	427
(396)	(469)	(385)	Inter-company sales	(417)	(382)

1,850	1,959	1,830	Total domestic market	1,855	1,749
461	472	469	Exports	441	455
205	190	219	International sales	215	229
247	223	121	Other operations (5)	201	139

913	885	809	Total international market	857	823

2,763	2,844	2,639	Total	2,712	2,572

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Domestic crude oil and NGL production decreased 4.0% to 1,487 thousand barrels per day for the nine-month period ended September 30, 2004, as compared to 1,549 thousand barrels per day for the nine-month period ended September 30, 2003. This decrease was primarily due to: (1) an interruption in production of DP-Seillean in the Jubarte field for scheduled inspections; (2) the shut-down of wells located in the Marlim Sul and Voador fields due to the high production of water and sand; (3) a temporary shut-down of the P-40 production platform - (Marlim Sul) due to elevated water production and limited oil processing at the platform; (4) a shut-down of some Albacora wells for maintenance on turbo-compressors; and (5) a scheduled stoppage of the Linguado, Pampo and Enchova platforms.

International crude oil and NGL production increased 6.3% to 169 thousand barrels per day for the nine-month period ended September 30, 2004, as compared to 159 thousand barrels per day for the nine-month period ended September 30, 2003, principally due to the consolidation of Petrobras Energia Participaciones S.A. (PEPSA) and Petrolera Entre Lomas S.A. (PELSA) as of May 2003, as well as increased production of Bolivian gas, driven by increased demand in the Brazilian market.

Lifting Costs

Our lifting costs in Brazil, excluding government take, increased 26.8% to U.S.$ 4.18 per barrel of oil equivalent for the nine-month period ended September 30, 2004, from U.S.$ 3.30 per barrel of oil equivalent for the nine-month period ended September 30, 2003. This increase was primarily due to: (1) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (2) additional maintenance materials and services at ocean terminals, transport lines and installations associated with our health, safety and environmental program; and (3) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits.

Our lifting costs in Brazil, including government take (comprised of royalties, special government participation and rental of areas), increased 20.6% to U.S.$ 10.18 per barrel of oil equivalent for the nine-month period ended September 30, 2004, from U.S.$ 8.44 per barrel of oil equivalent for the nine-month period ended September 30, 2003, due primarily to the higher operating expenses mentioned above and increased expenses from special governmental participation due to the higher average reference price for domestic oil. The increase in these costs was partially offset by the 4.0% reduction in production from certain fields, principally at the Marlim and Marlim Sul oil fields, which have a higher special participation rate.

Our international lifting costs increased 5.5% to U.S.$ 2.49 per barrel of oil equivalent for the nine-month period ended September 30, 2004, as compared to U.S.$ 2.36 per barrel of oil equivalent for the nine-month period ended September 30, 2003. This increase was primarily due to increased expenses for personnel, materials and services contracted at Block 18 in PEPSA-Ecuador and intervention in wells in Argentina

Refining costs

Domestic unit refining costs increased 20.9% to U.S.$ 1.27 per barrel of oil equivalent for the nine-month period ended September 30, 2004, as compared to U.S.$ 1.05 per barrel of oil equivalent for the nine-month period ended September 30, 2003. This increase was primarily due to: (1) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits; (2) an increase in costs related to planned stoppages at certain refineries; and (3) third-party services, mainly for corrective maintenance.

International unit refining costs increased 6.2% to U.S.$1.20 per barrel of oil equivalent for the nine-month period ended September 30, 2004, as compared to U.S.$ 1.13 per barrel of oil equivalent for the nine-month period ended September 30, 2003. This increase was primarily due to increased expenses for personnel, materials, maintenance and contracted services – which primarily consisted of environmental and quality control consulting, in Argentina.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 6.1% to 1,855 thousand barrels per day for the nine-month period ended September 30, 2004, as compared to 1,749 thousand barrels per day for the nine-month period ended September 30, 2003. The increase in sales volume was primarily due to the rise in the sales of diesel oil, gasoline, jet fuel and LPG as a result of the rebound in 2004 after the contraction of the Brazilian economy during 2003. This increase was partially offset by a reduction in the sales of fuel oil. The decrease in fuel oil consumption during the nine-month period ended September 30, 2004, in relation to the same period in 2003, reflected the increased use of products that serve as substitutes for fuel oil, such as imported coke, coal (domestic and imported), wood, biomass, and natural gas.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas ), natural gas and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are comprised primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

  selling, general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

  Brazilian political and economic conditions;

  fluctuations in the Real/U.S. dollar exchange rate; and

  the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

The comparison between our results of operations for the nine-month period ended September 30, 2004 and the nine-month period ended September 30, 2003 has been significantly impacted by the 5.1% decrease in the average Real/U.S. dollar exchange rate in the nine-month period ended September 30, 2004 as compared to the average Real/U.S. dollar exchange rate in the nine-month period ended September 30, 2003. For ease we refer to this change in average exchange rate as the “5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003.”

We acquired PEPSA and PELSA in May 2003. The results of operations for the nine-month period ended September 30, 2003 only include PEPSA and PELSA’s results from June to September of 2003.

Revenues

Net operating revenues increased 18.1% to U.S.$ 26,751 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 22,648 million for the nine-month period ended September 30, 2003. This increase was primarily attributable to an increase in the prices and in sales volume in both the domestic market and outside Brazil (international sales), which includes sales conducted by PEPSA and PELSA, and to the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003.

Consolidated sales of products and services increased 19.0% to U.S.$ 37,232 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 31,300 million for the nine-month period ended September 30, 2003, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 20.9% to U.S.$ 8,533 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 7,059 million for the nine-month period ended September 30, 2003, primarily due to the increase in prices and sales volume of products and services; and

  CIDE, the per-transaction tax due to the Brazilian government, which increased 22.3% to U.S.$ 1,948 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 1,593 million for the nine-month period ended September 30, 2003. This increase was primarily attributable to the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003, and to the increase in sales volume of products and services.

Cost of sales

Cost of sales for the nine-month period ended September 30, 2004 increased 27.0% to U.S.$ 14,046 million, as compared to U.S.$ 11,058 million for the nine-month period ended September 30, 2003. This increase was principally a result of:

  a U.S.$ 1,002 million increase in the cost of imports due to increases in volume and prices;

  a U.S.$ 516 million increase in costs associated with a 6.1% increase in our domestic sales volumes;

  a U.S.$ 437 million increase in costs of certain thermoelectric plants, whose financial statements we have been consolidating line by line since December 2003, as a result of the adoption of FIN 46;

  a U.S.$ 354 million increase in costs associated with the consolidation of PEPSA and PELSA;

  a U.S.$ 184 million increase in cost of sales as expressed in U.S. dollars as a result of the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003;

  a U.S.$ 168 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 2,369 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 2,201 million for the nine-month period ended September 30, 2003. These taxes and charges included the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) that increased to U.S.$ 1,216 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 1,171 million for the nine-month period ended September 30, 2003, as a result of higher international oil prices; and

  a net increase of U.S.$ 120 million attributable to: (1) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (2) additional maintenance materials and services at ocean terminals, transport lines and installations associated with our health, safety and environmental program; and (3) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 37.2% to U.S.$ 1,814 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 1,322 million for the nine-month period ended September 30, 2003. This increase was primarily attributable to the following:

  the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003;

  an increase of approximately U.S.$ 241 million resulting from higher depreciation principally associated with the Dourado, Roncador, Marlim Sul and Jubarte Fields as a result of increased property, plant and equipment (PP&E) expenditures; and

  an increase of approximately U.S.$ 156 million resulting from the consolidation of PEPSA and PELSA.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 40.5% to U.S.$ 437 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 311 million for nine-month period ended September 30, 2003. This increase was primarily attributable to the following:

  the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003;

  an increase of U.S.$ 72 million in dry holes expenses in Angola associated with the write-off of the signature bonuses; and

  the increase of approximately U.S.$ 29 million in exploration costs, including exploratory dry holes in connection with the consolidation of PEPSA and PELSA.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 39.9 % to U.S.$ 1,989 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 1,422 million for the nine-month period ended September 30, 2003.

Selling expenses increased 53.1% to U.S.$ 1,095 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 715 million for the nine-month period ended September 30, 2003. This increase was primarily attributable to the following:

  the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003;

  an increase of U.S.$ 235 million in expenses associated with the transportation costs of oil products. A portion of these expenses were previously classified as “cost of sales” in 2003;

  an increase of approximately U.S.$ 33 million in selling expenses resulting from the consolidation of PEPSA and PELSA; and

  an increase of approximately U.S.$ 31 million in selling expenses resulting from the charge for doubtful accounts.

General and administrative expenses increased 26.4% to U.S.$ 894 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 707 million for the nine-month period ended September 30, 2003. This increase was primarily attributable to the following:

  the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003;

  an increase of approximately U.S.$ 60 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

  an increase of approximately U.S.$ 45 million resulting from the consolidation of PEPSA and PELSA; and

  an increase of approximately U.S.$ 43 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits.

Research and development expenses

Research and development expenses increased 31.4% to U.S.$ 180 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 137 million for nine-month period ended September 30, 2003. This increase was primarily related to our additional investments in programs for environmental safety, deepwater and refining technologies of approximately U.S.$ 36 million and the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to a gain of U.S.$ 141 million for the nine-month period ended September 30, 2004, as compared to a gain of U.S.$ 103 million for the nine-month period ended September 30, 2003.

During 2004 we recognized a gain of U.S.$ 21 million resulting from the full nine months consolidation of PEPSA and PELSA.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased to U.S.$ 545 million for the nine-month period ended September 30, 2004 as compared to U.S.$ 493 million for the nine-month period ended September 30, 2003. This increase was primarily attributable to an increase in financial interest income from short-term investments, which amounted U.S.$ 274 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 199 million for the nine-month period ended September 30, 2003, primarily due to the effect of the 1.1% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2004 as compared to the 17.3% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2003. A breakdown of financial income and expenses is shown in Note 8 in our unaudited consolidated financial statements as of September 30, 2004.

Financial expense

Financial expense increased 55.9% to U.S.$ 1,430 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 917 million for the nine-month period ended September 30, 2003. This increase was primarily attributable to an increase in our debt and an increase of approximately U.S.$ 248 million in financial expenses resulting from PEPSA’s hedge operations; and a loss of U.S.$ 113 million on repurchase of our own securities.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$ 39 million for the nine-month period ended September 30, 2004, as compared to a gain of U.S.$ 541 million for the nine-month period ended September 30, 2003. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of a 1.1% appreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2004, as compared to a 17.3% appreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2003.

Employee benefit expense

Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 19.7% to U.S.$ 468 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 391 million for the nine-month period ended September 30, 2003. This rise in costs was primarily attributable to the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003, and an increase of U.S.$ 55 million from the annual actuarial calculation of our pension and health care plan liability.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 54.0% to U.S.$ 345 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 224 million for nine-month period ended September 30, 2003. This increase was primarily attributable to the following:

  the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003;

  an increase of U.S.$ 58 million in the PASEP/COFINS taxes on financial income, due to an increase in the COFINS tax rate from 3.0% to 7.6% beginning February 1, 2004; and

  an increase of U.S.$ 18 million in the CPMF, a tax payable in connection with certain financial transactions.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net for the nine-month period ended September 30, 2004 decreased to an expense of U.S.$ 501 million, as compared to an expense of U.S.$ 756 million for the nine-month period ended September 30, 2003.

The most significant charges for the nine-month period ended September 30, 2004 were:

  a U.S.$ 150 million expense for general advertising and marketing expenses unrelated to direct revenues;

  a U.S.$ 61 million expense for unscheduled stoppages of plant and equipment;

  a U.S.$ 57 million expense for legal liability and contingencies related to pending lawsuits; and

  a U.S.$ 51 million expense related to ship or pay contracts.

The most significant charges for the nine-month period ended September 30, 2003 were:

  a U.S.$ 205 million provision for losses related to our investments in certain thermoelectric power plants as a result of our contractual obligations with certain power plants to cover losses when demand for power and electricity prices are low;

  a U.S.$ 153 million expense for unscheduled stoppages of plant and equipment;

  a U.S.$114 million expense for a lower of cost or market adjustment with respect to turbines, which we originally expected to use in connection with our thermoelectric projects, but which we no longer intend to use for such projects; and

  a U.S.$ 75 million expense for general advertising and marketing expenses unrelated to direct revenues.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes decreased to U.S.$ 6,188 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 7,220 million for the nine-month period ended September 30, 2003. As a result, we recorded an income tax expense of U.S.$ 1,604 million for the nine-month period ended September 30, 2004, as compared to an expense of U.S.$ 2,014 million for the nine-month period ended September 30, 2003.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our unaudited consolidated financial statements as of September 30, 2004.

Cumulative effect of change in accounting principle

As of January 1, 2003, we generated a gain of U.S.$ 697 million (net of U.S.$ 359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing end of life asset retirement obligations under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies.

THE PETROLEUM AND ALCOHOL ACCOUNT

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol Accounts for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through present date. The conclusion of this audit process for the Petroleum and Alcohol account and the parties concurrence as to final amount establishes the basis for concluding the settlement process between the Federal Government and us.

We and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on our behalf to support the balance of the Petroleum and Alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US$ 56 million, at which time the balance of the Petroleum and Alcohol account was US$ 241 million. Upon maturity of the NTNs-H, the Federal Government made US$ 3 available to us and the remaining US$ 53 million was deposited in an account in our name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds. As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10.742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. We have been in contact with the STN with a view to resolving the differences in order to resolve remaining issues between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181-45, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol Accounts may be paid as follows: (1) National Treasury Bonds of the same amount as the final balance determined as a result of the process for the matching of accounts; (2) settlement of the balance of Petroleum and Alcohol Accounts, on the date of the matching of accounts with any other amounts that might be owed by us to the Federal Government, including taxes; or (3) a combination of (1) and (2).

The following summarizes the changes in the Petroleum and Alcohol Account for the nine-month period ended September 30, 2004:

U.S. $ million
Balance as of December 31, 2003	239
Reimbursements - principally subsidies paid to fuel alcohol producers	1
Result of audit conducted by the Federal Government	16
Charges on intercompany loans	4
Translation gain	4

Balance as of September 30, 2004	264

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S. $ million For the nine-month period ended September 30,
	2004	2003
Exploration and Production	4,402	4,715
Supply (2)	648	1,346
Gas and Energy	(176)	(214)
International (1) (2)	142	159
Distribution	102	87
Corporate	(536)	(228)
Eliminations	(99)	(200)

Net income	4,483	5,665

(1)	Since June 1, 2003, the international business segment includes the Argentine operations of PEPSA and PELSA (both acquired in May 2003).
(2)

Net operating revenues and the cost of sales relative to the periods prior to 3Q-2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. There was no significant impact on the results reported for these segments.

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, as well as sales of crude oil in the domestic and foreign markets and transfers of natural gas to our Gas and Energy segment.

Consolidated net income for our exploration and production segment decreased 6.6% to U.S.$ 4,402 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 4,715 million for the nine-month period ended September 30, 2003. This decrease was primarily attributable to:

• a U.S.$ 907 million increase in cost of sales as a result of an increase in our production costs, despite the 4.0% decrease in oil and NGL production;

• a U.S.$ 245 million increase in depreciation, depletion and amortization expenses, mainly because of an increase of approximately U.S.$ 241 million resulting from higher depreciation associated with the Dourado, Roncador, Marlim Sul and Jubarte Fields due to PP&E addition and because of the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003; and

• the cumulative effect of a change in accounting principles relating to future liabilities for site restoration costs, which led to an increase in our net income of U.S.$ 697 million, net of taxes, in the nine-month period ended September 30, 2003.

These effects were partially offset by a U.S.$ 2,042 million increase in net operating revenues, primarily related to the positive effects of higher international index oil prices on the sales/transfer prices of domestic oil and the 6.9% increase in natural gas production, despite the 4.0% decrease in oil and NGL production and despite the lower price increases of heavy crude in the international market compared to lighter crude. The spread between the average price of domestic oil sold/transferred and the average Brent price rose from U.S.$ 1.56/bbl in the nine-month period ended September 30, 2003, to U.S.$ 3.34/bbl in the nine-month period ended September 30, 2004.

Supply

Our supply segment includes refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 648 million for the nine-month period ended September 30, 2004, a decrease of 51.9% as compared to net income of U.S.$ 1,346 million for the nine-month period ended September 30, 2003. This decrease was primarily a result of:

• an increase of U.S.$ 3,202 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices, despite the increased spread between heavy and light crude and decreased volumes of oil product imports; (2) a lower share of domestic oil in processed throughput (76.0% in the nine-month period ended September 30, 2004 and 81.0% in the nine-month period ended September 30, 2003); (3) increased freight costs; (4) higher unit refining costs; (5) increased depreciation costs due to investments in refining facilities; and (6) an increase in the volume of oil products sold in the domestic and foreign markets of 5% and 8%, respectively;

• an increase of U.S.$ 149 million in sales, general and administrative expenses, primarily related to an increase in sales expenses arising from heavier sales volumes sold and additional freight costs; and

• financial income, net in the amount of U.S.$ 1 million in the nine-month period ended September 30, 2004, as compared to U.S.$ 149 million in the nine-month period ended September 30, 2003, resulting mainly from the effect of the 1.1% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2004 as compared to the 17.3% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2003.

These effects were partially offset by an increase of U.S.$ 2,442 million in net operating revenues, primarily related to the increased volume of sales in the domestic and foreign markets, the increase in the average realization value of oil products sold in the domestic market and the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003.

Gas and Energy

Our gas and energy segment consists principally of the purchase and sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electricity production, purchase and sale activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Consolidated net loss for our gas and energy segment decreased 17.8% to U.S.$ 176 million for the nine-month period ended September 30, 2004, as compared to a net loss of U.S.$ 214 million for the nine-month period ended September 30, 2003. This resulting net loss was primarily a result of:

• a U.S.$ 418 million increase in net operating revenues primarily due to: (1) the 19.2% increase in the volume of natural gas sold, as a result of the substitution of natural gas for fuel oil by industries and for gasoline for vehicle use, plus increased supply to thermoelectric plants; (2) an increase in revenues as a result of the start of operations of some thermoelectric power plants at the end of 2003; (3) the effects of the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003 on sales of natural gas and; (4) the adoption of FIN 46, resulting in the consolidation of six thermoelectric power plants for which we recorded losses in equity in 2003. These increases were partially offset by a reduction in the average realization value of natural gas;

Net operating revenues for 2004 vs 2003 were positively influenced by:

• a U.S.$ 205 million provision for nonreimbursable contractual contingency payments, related to our investments in thermoelectric power plants, taken in the nine-month period ended September 30, 2003; and

• a U.S.$ 179 million decrease in minority interest losses, primarily related to the net income of Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. – TBG.

These positive effects on consolidated net loss were partially offset by the following items:

• a U.S.$ 628 million increase in cost of sales primarily due to: (1) a 19.2% increase in the volume of natural gas sold; (2) the increase in the share of Bolivian gas in our natural gas sales, from 38.0% in the nine-month period ended September 30, 2003 to 46.3% in the nine-month period ended September 30, 2004; (3) the effects of the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003; (4) the start of operations of some thermoelectric power plants at the end of 2003; and (5) the adoption of FIN 46, resulting in the consolidation of six thermoelectric power plants for which we recorded losses in equity in 2003;

• a loss of U.S.$ 63 million because some thermoelectric power plants remained unexpectedly idle; and

• a U.S.$ 24 million increase in depreciation, depletion and amortization, because of the adoption of FIN 46, resulting in the consolidation of six thermoelectric power plants for which we recorded losses in equity in 2003.

International

The international segment represents our international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment was U.S.$ 142 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 159 million for the nine-month period ended September 30, 2003. The decrease in net income was primarily attributable to the following effects, most of them associated with the consolidation of PEPSA and PELSA:

• an increase of U.S.$ 1,396 million of net operating revenues, which primarily reflects the effects of increased international oil prices, increased gas sales from Bolivia, and increased sales volumes by PEPSA, primarily in Argentina, Bolivia and Colombia;

• an increase of U.S.$ 742 million in cost of sales;

• financial expenses, net, of U.S.$ 391 million in the nine-month period ended September 30, 2004 as compared to U.S.$ 45 million for the nine-month period ended September 30, 2003, primarily as a result of the Argentine Peso/U.S. dollar exchange rate as well as from losses associated with PEPSA’s hedge operations that totaled U.S.$ 248 million;

• an increase of U.S.$ 141 million in depreciation, depletion and amortization;

• an increase of U.S.$ 130 million in exploration, including exploratory dry holes and impairment, which represents a write-off of the signing bonus for Block 34 in Angola relating to identified dry wells (U.S.$ 72 million) and the write-off of exploration expenses in Ecuador and the United States (U.S.$ 45 million); and

• an increase of U.S.$ 91 million in selling, general and administrative expenses.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

In accordance with our strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in determined regions of Brazil, our distribution business now includes the operations of the company Sophia do Brasil S.A. (formerly Agip do Brasil S.A), which was acquired in August 2004.

Consolidated net income for our distribution segment increased 17.2% to U.S.$ 102 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 87 million for the nine-month period ended September 30, 2003, primarily attributable to the U.S.$ 988 million increase in net operating revenues, mainly reflecting the 8.0% increase in sales volume, the consolidation of Sophia do Brasil S.A. as of August 2004 and effects of the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003.

These effects were partially offset by the following items:

• an increase of U.S.$ 848 million in the cost of sales, mainly attributable to the 8.0% increase in sales volume and the 5.1% increase in the average value of the real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003; and

• an increase of U.S.$ 82 million in selling, general and administrative expenses, mainly due to an increase of the provision for doubtful accounts, increased expenses for marketing and distribution of products and to the effects of the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003.

Our participation in the Brazilian fuel distribution market through the nine-month period ended September 30, 2004 represented 35.5% of all sales, including Sophia do Brasil S.A., which sales were 2.9% of all sales, as opposed to 31.5% in the nine-month period ended September 30, 2003.

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans.

Consolidated net loss for the units that make up our corporate segment increased to U.S.$ 536 million during the nine-month period ended September 30, 2004, as compared to a net loss of U.S.$ 228 million during the nine-month period ended

September 30, 2003. This increase in net loss was primarily attributable to:

• financial expenses, net, of U.S.$ 217 million in the nine-month period ended September 30, 2004 as compared to financial income, net, of U.S.$ 380 million in the nine-month period ended September 30, 2003, resulting mainly from the effect of the 1.1% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2004 as compared to the 17.3% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2003;

• an increase of U.S.$ 76 million in employee benefit expense, primarily attributable to the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003, and to the increase of U.S.$ 55 million from the annual actuarial calculation of our pension and health care plan liability;

• an increase of U.S.$ 79 million in other taxes, mainly attributable to the increase in the PASEP/COFINS taxes on financial income, primarily as a result of the change in the COFINS tax rate, from 3.0% to 7.6%, beginning February 1, 2004, and the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003; and

• an increase of U.S.$ 50 million in selling, general and administrative expenses, mainly as a result of the increase in expenses related to personnel, technical consulting services in connection with our increased outsourcing of selected non-core general and administrative activities and of the 5.1% increase in the average value of the Real against the U.S. dollar in the nine-month period ended September 30, 2004, as compared to the nine-month period ended September 30, 2003.

These effects were partially offset by a U.S.$ 511 million increase in gains associated with income tax benefits, principally deferred tax.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our new Strategic Plan released on May14, 2004, which provides for capital expenditures of U.S.$ 53.6 billion from 2004-2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At September 30, 2004, we had cash and cash equivalents of U.S.$ 7,080 million as compared to U.S.$ 7,124 million at September 30, 2003.

Operating activities provided net cash flows of U.S.$ 5,032 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 6,241 million for the nine-month period ended September 30, 2003. This decrease was due primarily to the increase in inventories through the imports of crude oil to cover the lower production and higher demand in the domestic market in the nine-month period ended September 30, 2004.

Net cash used in investing activities increased to U.S.$ 5,326 million for the nine-month period ended September 30, 2004, as compared to U.S.$ 4,120 million for the nine-month period ended September 30, 2003. This increase was due primarily to our investments in capital expenditures associated with our operating activities and to the acquisition of Sophia do Brasil S.A..

Financing activities used net cash flows of U.S.$ 2,256 million during the nine-month period ended September 30, 2004, as compared to U.S.$ 921 million in net cash provided during the nine-month period ended September 30, 2003. This change in the balance of the cash flows was due primarily to higher dividend and short-term debt payments in the nine-month period ended September 30, 2004, and the decreased amount of Global Notes issued in the international capital markets during the nine-month period ended September 30, 2004 as compared to issuances during the same period in 2003.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At September 30, 2004, our short-term debt (excluding current portions of long-term obligations) decreased to U.S.$ 409 million as compared to U.S.$ 1,329 million at December 31, 2003. The decreased use of short-term credit facilities was related to our decision to use cash to pay for a portion of our imports. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our total outstanding consolidated long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 13,529 million at September 30, 2004, as compared to U.S.$ 13,033 million at December 31, 2003. The increase in our long-term debt was due primarily to the issuance, through our subsidiary Petrobras International Finance Company (PIFCo), of U.S.$ 600 million Global Notes for 98.638% of their face value, with annual coupon of 7.75% due 2014. The issuance reflects our efforts to continue to lengthen our debt profile.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings”.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 5,743 million at September 30, 2004, as compared to U.S.$ 5,908 million at December 31, 2003.

A financing structure that involves the special purpose company (SPC) Companhia Locadora de Equipamentos Petrolíferos – CLEP, formerly Langstrand Holdings S.A, has been formed as a conduit through which we will sell and subsequently lease back assets related to the production of oil in the Campos Basin. Major Pension funds, including PREVI, PETROS, VALIA, FUNCEF, FAPES and REAL GRANDEZA, are the primary investors in CLEP in equal portions. The project is expected to be operational for 10 years, after which we will have the right to acquire the SPC’s shares or the project’s assets.

As of September 30, 2004, CLEP had raised U.S.$ 1,736 million, which together with previous capital of U.S.$ 63 million brought total capitalization to U.S.$1,799 million, which amount was fully transferred to us as advances to fund the intended sale of the assets. U.S.$ 1,700 million of the total amount raised was completed through the issuance of 8.0% Medium Term Notes due 2004. These notes were purchased by the exclusive offshore investment fund and are considered as repurchased securities.

Extinguished securities

At September 30, 2004 and December 31, 2003, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 2,112 million and U.S.$ 920 million, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt in the amount of U.S.$ 291 million and U.S.$ 207 million and project finance in the amount of U.S.$ 1,821 million and U.S.$ 713 million, at September 30, 2004 and December 31, 2003, respectively.

Off Balance Sheet Arrangements

At September 30, 2004, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our strategic plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 4,765 million in the nine-month period ended September 30, 2004, a 15.8% increase from our investments in the nine-month period ended September 30, 2003. Our investments in the nine-month period ended September 30, 2004 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the nine-month period ended September 30, 2004, U.S.$ 3,050 million were made in connection with exploration and development projects mainly in the Campos Basin (64.0% of our total capital expenditures for the nine-month period ended September 30, 2004), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the nine-month periods ended September 30, 2004 and 2003:

Activities

		U.S.$ million For the nine-month period ended September 30,
		2004	2003
•	Exploration and Production	3,050	2,293
•	Supply	924	1,060
•	Gas and Energy	154	254
•	International:
•	Exploration and Production	383	280
•	Supply	34	6
•	Distribution	13	14
•	Gas and Energy	3	13
•	Distribution	77	79
•	Corporate	127	115

Total capital expenditures		4,765	4,114

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the nine-month period ended September 30,
2Q-2004	3Q-2004	3Q-2003		2004	2003
11,961	14,095	11,314	Sales of products and services	37,232	31,300
			Less:
(2,777)	(3,149)	(2,495)	Value-added and other taxes on sales and services	(8,533)	(7,059)
(589)	(725)	(601)	CIDE	(1,948)	(1,593)

8,595	10,221	8,218	Net operating revenues	26,751	22,648
(4,358)	(5,630)	(4,086)	Cost of sales	(14,046)	(11,058)
(630)	(651)	(564)	Depreciation, depletion and amortization	(1,814)	(1,322)
(81)	(233)	(110)	Exploration, including exploratory dry holes	(437)	(311)
			Impairment	-	(27)
(608)	(810)	(518)	Selling, general and administrative expenses	(1,989)	(1,422)
(62)	(66)	(46)	Research and development expenses	(180)	(137)

(5,739)	(7,390)	(5,324)	Total costs and expenses	(18,466)	(14,277)
48	39	1	Equity in results of non-consolidated companies	141	103
299	100	280	Financial income	545	493
(428)	(495)	(361)	Financial expense	(1,430)	(917)
(294)	281	(118)	Monetary and exchange variation on monetary assets and liabilities, net	(39)	541
(152)	(156)	(129)	Employee benefit expense	(468)	(391)
(169)	(75)	(78)	Other taxes	(345)	(224)
(157)	(241)	(176)	Other expenses, net	(501)	(756)

(853)	(547)	(581)		(2,097)	(1,151)
2,003	2,284	2,313	Income before income taxes and minority	6,188	7,220

			interests and accounting change
			Income tax expense:
(618)	(255)	(741)	Current	(1,467)	(2,253)
(158)	(16)	371	Deferred	(137)	239

(776)	(271)	(370)	Total income tax expense	(1,604)	(2,014)
80	(174)	(46)	Minority interest in results of consolidated subsidiaries	(101)	(238)

1,307	1,839	1,897	Net income before accounting change effect	4,483	4,968

			Cumulative effect of accounting change, net of income tax	-	697

1,307	1,839	1,897	Net income for the period	4,483	5,665

			Weighted average number of shares outstanding
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
462,369,507	462,369,507	462,369,507	Preferred/ADS	462,369,507	461,048,616
			Basic and diluted earnings per share
			Common/ADS and Preferred/ADS
1.19	1.68	1.73	Before effect of change in accounting principle	4.09	4.54
1.19	1.68	1.73	After effect of change in accounting principle	4.09	5.17

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of September 30, 2004	As of December 31, 2003
Assets
Current assets
Cash and cash equivalents	7,080	9,610
Accounts receivable, net	3,729	2,905
Inventories	4,512	2,947
Other current assets	2,780	2,438

Total current assets	18,101	17,900

Property, plant and equipment, net	33,759	30,805

Investments in non-consolidated companies and other investments	1,437	1,173

Other assets
Petroleum and Alcohol Account – Receivable from Federal Government	264	239
Government securities	316	283
Goodwill on PEPSA and PELSA	183	183
Advances to suppliers	526	416
Prepaid Expenses	232	190
Others	2,443	2,423

Total other assets	3,964	3,734

Total assets	57,261	53,612

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	2,938	2,261
Short-term debt	409	1,329
Current portion of long-term debt	1,357	1,145
Current portion of project financings	1,017	842
Capital lease obligations	267	378
Other current liabilities	5,142	5,266

Total current liabilities	11,130	11,221

Long-term liabilities
Long-term debt	12,172	11,888
Project financings	4,726	5,066
Employee benefits obligation Pension	2,279	1,895
Employee benefits obligation - Health care	1,878	1,580
Capital lease obligations	1,135	1,242
Thermoelectric liabilities	1,107	1,142
Other liabilities	2,438	2,059

Total long-term liabilities	25,735	24,872

Minority interest	442	367

Shareholders' equity
Shares authorized and issued:
Preferred stock –2004 and 2003 - 462,369,507 shares	4,772	2,973
Common stock – 2004 and 2003 - 634,168,418 shares	6,929	4,289
Reserves and others	8,253	9,890

Total shareholders' equity	19,954	17,152

Total liabilities and shareholders’ equity	57,261	53,612

Statement of Cash Flows Data
(in millions of U.S. dollars)

For the nine-month period ended September 30,
2Q-2004	3Q-2004	3Q-2003		2004	2003
			Cash flows from operating activities
1,307	1,839	1,897	Net income for the period	4,483	5,665
			Adjustments to reconcile net income to net cash provided by operating activities
559	674	599	Depreciation, depletion and amortization	1,839	1,330
49	260	144	Loss on property, plant and equipment	420	289
346	(273)	93	Foreign exchange and monetary loss	204	(243)
-	-	-	Cumulative effect of accounting change, net of income tax	-	(697)
(24)	151	(387)	Others	97	(104)

			Decrease (increase) in assets
(350)	(315)	133	Accounts receivable, net	(848)	55
(512)	(469)	(14)	Inventories	(1,455)	(95)
(10)	33	199	Advances to suppliers	(39)	598
(20)	(63)	(102)	Recoverable taxes	(272)	(288)
(100)	138	(216)	Others	(97)	(207)

			Increase (decrease) in liabilities
61	310	176	Trade accounts payable	635	(218)
174	(135)	254	Taxes payable, other than income taxes	(40)	31
(16)	(217)	(120)	Income taxes	(91)	104
26	(46)	(227)	Contingencies	(89)	(150)
292	(178)	12	Other liabilities	285	171

1,782	1,709	2,441	Net cash provided by operating activities	5,032	6,241

			Cash flows from investing activities
(1,632)	(1,810)	(1,582)	Additions to property, plant and equipment	(4,765)	(4,114)
(41)	(471)	(2)	Others	(561)	(6)

(1,673)	(2,281)	(1,584)	Net cash used in investing activities	(5,326)	(4,120)

(743)	193	715	Cash flows from financing activities	(2,256)	921

(634)	(379)	1,572	Increase (decrease) in cash and cash equivalents	(2,550)	3,042

(485)	474	(47)	Effect of exchange rate changes on cash and cash	20	781

8,104	6,985	5,599	Cash and cash equivalents at beginning of period	9,610	3,301

6,985	7,080	7,124	Cash and cash equivalents at the end of period	7,080	7,124

Income Statement by Segment

	Nine-month period ended September 30, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	1,906	14,715	1,154	2,237	6,739	-		26,751
Inter-segment net operating revenues	12,022	5,834	293	406	119	-	(18,674)	-

Net operating revenues	13,928	20,549	1,447	2,643	6,858	-	(18,674)	26,751

Cost of sales	(5,176)	(18,470)	(1,383)	(1,349)	(6,190)		18,522	(14,046)
Depreciation, depletion and amortization	(1,021)	(344)	(76)	(319)	(29)	(25)	-	(1,814)
Exploration, including exploratory dry holes and impairment	(292)	-	-	(145)	-	-	-	(437)
Selling, general and administrative expenses	(178)	(680)	(119)	(229)	(372)	(411)	-	(1,989)
Research and development expenses	(85)	(40)	(5)	(1)	(3)	(46)	-	(180)

Cost and expenses	(6,752)	(19,534)	(1,583)	(2,043)	(6,594)	(482)	18,522	(18,466)

Equity in results of non-consolidated companies	-	24	49	67	-	1	-	141
Financial income (expenses), net	(242)	1	(60)	(391)	(15)	(217)	-	(924)
Employee benefit expense	-	(2)	-	-	(13)	(453)	-	(468)
Other taxes	(6)	(20)	(20)	(26)	(38)	(235)	-	(345)
Other expenses, net	(72)	(54)	(112)	(44)	(42)	(177)	-	(501)

Income (loss) before income taxes and minority interest and accounting change	6,856	964	(279)	206	156	(1,563)	(152)	6,188

Income tax benefits (expense)	(2,449)	(288)	107		(54)	1,027	53	(1,604)
Minority interest	(5)	(28)	(4)	(64)	-	-	-	(101)

Net income (loss)	4,402	648	(176)	142	102	(536)	(99)	4,483

Income Statement by Segment

	Nine-month period ended September 30, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	1,722	13,065	858	1,234	5,769	-	-	22,648
Inter-segment net operating revenues	10,164	5,042	171	13	101	-	(15,491)	-

Net operating revenues (*)	11,886	18,107	1,029	1,247	5,870	-	(15,491)	22,648

Cost of sales (*)	(4,269)	(15,268)	(755)	(607)	(5,342)	-	15,183	(11,058)
Depreciation, depletion and amortization	(776)	(280)	(52)	(178)	(21)	(15)	-	(1,322)
Exploration, including exploratory dry holes and impairment	(323)	-	-	(15)	-	-	-	(338)
Selling, general and administrative expenses	(103)	(531)	(58)	(138)	(290)	(361)	59	(1,422)
Research and development expenses	(66)	(30)	(8)	-	-	(33)	-	(137)

Cost and expenses	(5,537)	(16,109)	(873)	(938)	(5,653)	(409)	15,242	(14,277)

Equity in results of non-consolidated companies	-	18	54	32	-	(1)	-	103
Financial income (expenses), net	(228)	149	(41)	(45)	(56)	380	(42)	117
Employee benefit expense	-	(1)	-	-	(13)	(377)	-	(391)
Other taxes	-	(18)	(3)	(11)	(36)	(156)	-	(224)
Other expenses, net	(119)	(106)	(358)	(16)	24	(181)	-	(756)

Income (loss) before income taxes and minority interest and accounting change	6,002	2,040	(192)	269	136	(744)	(291)	7,220

Income tax benefits (expense)	(1,984)	(671)	161	(79)	(48)	516	91	(2,014)
Minority interest	-	(23)	(183)	(31)	(1)	-	-	(238)

Income before effect of change in accounting principle	4,018	1,346	(214)	159	87	(228)	(200)	4,968

Cumulative effect of change in accounting principle, net of taxes	697	-	-	-	-	-	-	697

Net income (loss)	4,715	1,346	(214)	159	87	(228)	(200)	5,665

(*) Net operating revenues and the cost of sales relative to the periods prior to 3Q-2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. There was no significant impact on the results reported for these segments.

Other Expenses, Net by Segment

	Nine-month period ended September 30, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional Relations and Culture Projects		(2)			(20)	(128)		(150)
Unscheduled stoppages on installations and production equipment	(32)	(29)						(61)
Contractual losses with transport services (Ship-or-Pay)				(51)				(51)
Thermoelectric power plants – idle capacity			(63)					(63)
Losses resulted from Legal Proceedings	(9)	(6)	(1)		(4)	(5)		(25)
INSS Contingencies for joint liability	(32)							(32)
Others	1	(17)	(48)	7	(18)	(44)		(119)

	(72)	(54)	(112)	(44)	(42)	(177)		(501)

	Nine-month period ended September 30, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Losses on financial exposure -Thermoelectric power plants			(205)					(205)
Institutional Relations and Culture Projects		(2)				(73)		(75)
Unscheduled stoppages on installations and production equipment	(104)	(49)						(153)
Losses resulted from Legal Proceedings	(8)	(33)				(35)		(76)
Adjustment of Market Value of Turbines for Thermoelectrics Plants			(114)					(114)
INSS Contingencies for joint liability	(52)	(2)				(1)		(55)
Dividends		9						9
Other	45	(29)	(39)	(16)	24	(72)		(87)

	(119)	(106)	(358)	(16)	24	(181)		(756)

Selected Balance Sheet Data by Segment

	Nine-month period ended September 30, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,614	6,347	1,104	1,941	1,615	6,021	(1,541)	18,101

Cash and cash equivalents	956	518	195	455	90	4,866	-	7,080
Other current assets	1,658	5,829	909	1,486	1,525	1,155	(1,541)	11,021

Investments in non-consolidated companies
and other investments	7	652	193	481	23	81	-	1,437

Property, plant and equipment, net	18,477	5,621	4,178	4,022	988	494	(21)	33,759

Non current assets	1,852	307	708	328	202	5,843	(5,276)	3,964

Petroleum and Alcohol Account	-	-	-	-	-	264	-	264
Government securities held-to-maturity	-	-	-	-	-	316	-	316
Other assets	1,852	307	708	328	202	5,263	(5,276)	3,384

Total assets	22,950	12,927	6,183	6,772	2,828	12,439	(6,838)	57,261

	Year ended December 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,057	4,871	528	1,738	1,208	9,466	(1,968)	17,900

Cash and cash equivalents	1,042	575	109	445	33	7,406	-	9,610
Other current assets	1,015	4,296	419	1,293	1,175	2,060	(1,968)	8,290

Investments in non-consolidated
Companies and other investments	6	463	151	449	22	82	-	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,479	(3,265)	3,734

Petroleum and Alcohol Account	-	-	-	-	-	239	-	239
Government securities held-to-maturity	-	-	-	-	-	283	-	283
Other assets	970	285	751	306	208	3,957	(3,265)	3,212

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

Selected Data for International Segment

	Nine-month period ended September 30, 2004 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	4,605	1,218	708	182	2,520	(2,461)	6,772

STATEMENT OF INCOME

Net Operating Revenues	1,355	1,556	320	638	16	(1,242)	2,643

Net operating revenues to third parties	521	767	300	633	16		2,237
Inter-segment net operating revenues	834	789	20	5		(1,242)	406

Net income	128	120	53	(55)	(89)	(15)	142

	U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2003)	4,401	1,161	568	150	2,384	(1,990)	6,674

STATEMENT OF INCOME
(Nine-month period ended September 30, 2003)

Net Operating Revenues	671	734	107	448	9	(722)	1,247

Net operating revenues to third parties	335	343	105	442	9		1,234
Inter-segment net operating revenues	336	391	2	6		(722)	13

Net Income	160	34	29	7	(75)	4	159

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Consolidated Financial Information

Petróleo Brasileiro S.A. – Petrobras and Subsidiaries

September 30, 2004 and 2003 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - PETROBRAS

We have reviewed the condensed consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries as of September 30, 2004 and the related condensed consolidated statements of income, cash flows and changes in shareholders' equity for the nine-month periods ended September 30, 2004 and 2003. These interim financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries as of December 31, 2003, and the related consolidated statements of income and cash flows for the year then ended not presented herein, and in our report dated February 13, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
November 10, 2004

Contents

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2004 and December 31, 2003
Expressed in Millions of United States Dollars

	September 30,	December 31,
	2004	2003

	(unaudited)	(Note1)
Assets

Current assets
Cash and cash equivalents	7,080	9,610
Accounts receivable, net	3,729	2,905
Inventories (Note 5)	4,512	2,947
Deferred income tax	267	256
Recoverable taxes	1,172	917
Advances to suppliers	453	504
Other current assets	888	761

	18,101	17,900

Property, plant and equipment, net	33,759	30,805

Investments in non-consolidated companies and other investments	1,437	1,173

Other assets
Accounts receivable, net	746	528
Advances to suppliers	526	416
Petroleum and alcohol account – receivable from Federal Government (Note 6)	264	239
Government securities	316	283
Marketable securities	46	340
Restricted deposits for legal proceedings and guarantees	594	543
Recoverable taxes	534	467
Goodwill on PEPSA and PELSA ( Note 14)	183	183
Prepaid expenses	232	190
Other assets	523	545

	3,964	3,734

Total assets	57,261	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
September 30, 2004 and December 31, 2003
Expressed in Millions of United States Dollars

	September 30,	December 31,
	2004	2003

	(unaudited)	(Note 1)
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	2,938	2,261
Income tax	58	148
Taxes payable, other than income taxes	2,138	2,157
Short-term debt (Note 7)	409	1,329
Current portion of long-term debt (Note 7)	1,357	1,145
Current portion of project financings (Note 9)	1,017	842
Current portion of capital lease obligations (Note 10)	267	378
Accrued interest	195	181
Dividends and interest on capital payable	1,165	1,139
Contingencies (Note 16)	117	84
Payroll and related charges	556	581
Advances from customers	267	258
Employee benefits obligation - Pension	124	160
Other payables and accruals	522	558

	11,130	11,221

Long-term liabilities
Long-term debt (Note 7)	12,172	11,888
Project financings (Note 9)	4,726	5,066
Employee benefits obligation - Pension	2,279	1,895
Employee benefits obligation - Health care	1,878	1,580
Capital lease obligations (Note 10)	1,135	1,242
Deferred income tax	1,485	1,122
Provision for abandonment of wells	425	396
Thermoelectric liabilities (Note 11)	1,107	1,142
Contingencies (Note 16)	198	271
Other liabilities	330	270

	25,735	24,872

Minority interest	442	367

Shareholders’ equity
Shares authorized and issued
Preferred share – 2004 and 2003- 462,369,507 shares	4,772	2,973
Common share - 2004 and 2003 - 634,168,418 shares	6,929	4,289
Capital reserve	124	118
Retained earnings
Appropriated	5,105	10,696
Unappropriated	18,584	14,957
Accumulated other comprehensive income
Cumulative translation adjustments	(14,235)	(14,450)
Amounts not recognized as net periodic pension cost, net of tax	(1,605)	(1,588)
Unrealized gains on securities, net of tax	280	157

	19,954	17,152

Total liabilities and shareholders’ equity	57,261	53,612

The accompanying notes are an integral part of these consolidated financial statements.

Contents

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
September 30, 2004 and 2003
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month period ended
	September 30,

	2004	2003

Sales of products and services	37,232	31,300
Less:
Value-added and other taxes on sales and services	(8,533)	(7,059)
Contribution of intervention in the economic domain charge – CIDE	(1,948)	(1,593)

Net operating revenues	26,751	22,648

Cost of sales	14,046	11,058
Depreciation, depletion and amortization	1,814	1,322
Exploration, including exploratory dry holes	437	311
Selling, general and administrative expenses	1,989	1,422
Impairment	-	27
Research and development expenses	180	137

Total costs and expenses	18,466	14,277

Equity in results of non-consolidated companies	141	103
Financial income (Note 8)	545	493
Financial expenses (Note 8)	(1,430)	(917)
Monetary and exchange variation on monetary assets and liabilities, net (Note 8)	(39)	541
Employee benefit expense	(468)	(391)
Other taxes	(345)	(224)
Other expenses, net	(501)	(756)

	(2,097)	(1,151)

Income before income taxes and minority interest and accounting change	6,188	7,220

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
September 30, 2004 and 2003
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month period ended
	September 30,

	2004	2003

Income tax expense (Note 4)
Current	(1,467)	(2,253)
Deferred	(137)	239

	(1,604)	(2,014)

Minority interest in results of consolidated subsidiaries	(101)	(238)

Income before effect of change in accounting principle	4,483	4,968

Cumulative effect of change in accounting principle, net of taxes	-	697

Net income for the period	4,483	5,665

Net income applicable to each class of shares
Common/ADS	2,593	3,276
Preferred/ADS	1,890	2,389

Net income for the period	4,483	5,665

Basic and diluted earnings per share (Note 13)
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	4.09	4.54
After effect of change in accounting principle	4.09	5.17

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,048,616

The accompanying notes are an integral part of these consolidated financial statements.

Contents

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
September 30, 2004 and 2003
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month period ended
	September 30,

	2004	2003

Cash flows from operating activities
Net income for the period	4,483	5,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,839	1,330
Loss on sale of property, plant and equipment	420	289
Equity in results of non-consolidated companies	(141)	(103)
Minority interest in loss of subsidiaries	101	238
Deferred income taxes	137	(239)
Foreign exchange and monetary loss (gain)	204	(243)
Cumulative effect of change in accounting principle, net of taxes	-	(697)

Decrease (increase) in assets:
Accounts receivable, net	(848)	55
Petroleum and Alcohol Account	(22)	(13)
Interest receivable on government securities	(34)	(139)
Inventories	(1,455)	(95)
Recoverable taxes	(272)	(288)
Advances to suppliers	(39)	598
Others	(40)	(55)
Increase (decrease) in liabilities
Trade accounts payable	635	(218)
Payroll and related charges	(44)	128
Taxes payable, other than income taxes	(40)	31
Income taxes	(91)	104
Employee post-retirement benefits, net of unrecognized pension obligation	567	336
Contingencies	(89)	(150)
Other liabilities	(239)	(293)

Net cash provided by operating activities	5,032	6,241

Cash flows from investing activities
Additions to property, plant and equipment	(4,765)	(4,114)
Effect on cash from merger with subsidiaries and affiliates	-	231
Investments	(58)	(54)
Acquisition of Sophia do Brasil S.A.	(450)	-
Others	(53)	(183)

Net cash used in investing activities	(5,326)	(4,120)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(853)	627
Proceeds from issuance of long-term debt	1,458	3,021
Principal payments on long-term debt	(897)	(1,085)
Payments of project finacing	(408)	(182)
Proceeds from project finacing	538	59
Payment of finance lease obligations	(300)	(645)
Dividends paid to shareholders	(1,794)	(874)

Net cash (used in) provided by financing activities	(2,256)	921

Increase (decrease) in cash and cash equivalents	(2,550)	3,042
Effect of exchange rate changes on cash and cash equivalents	20	781
Cash and cash equivalents at beginning of period	9,610	3,301

Cash and cash equivalents at end of period	7,080	7,124

The accompanying notes are an integral part of these consolidated financial statements.

Contents

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
September 30, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Nine-month period ended
	September 30,

	2004	2003

Preferred shares
Balance at January 1	2,973	2,459
Capital increase from issuance of preferred shares	-	130
Capital increase from undistributed earnings reserve	1,799	384

Balance at September 30	4,772	2,973

Common shares
Balance at January 1	4,289	3,761
Capital increase from undistributed earnings reserve	2,640	528

Balance at September 30	6,929	4,289

Capital reserve – fiscal incentive
Balance at January 1	118	89
Transfer from unappropriated retained earnings	6	22

Balance at September 30	124	111

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(14,450)	(17,306)
Change in the period	215	2,806

Balance at September 30	(14,235)	(14,500)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,588)	(1,361)
Increase in additional minimum liability	(26)	(430)
Tax effect on above	9	146

Balance at September 30	(1,605)	(1,645)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
September 30, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Nine-month period ended
	September 30,

	2004	2003

Unrecognized gains (losses) on available for sale securities
Balance at January 1	157	(11)
Unrealized gains	186	140
Tax effect on above	(63)	(47)

Balance at September 30	280	82

Appropriated retained earnings

Legal reserve
Balance at January 1	1,089	643
Transfer from unappropriated retained earnings, net of gain or loss on translation	12	134

Balance at September 30	1,101	777

Undistributed earnings reserve
Balance at January 1	9,372	4,778
Capital increase	(4,439)	(912)
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	(1,167)	848

Balance at September 30	3,766	4,714

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
September 30, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Nine-month period ended
	September 30,

	2004	2003

Statutory reserve
Balance at January 1	235	164
Transfer from unappropriated retained earnings, net of gain or loss on translation	3	35

Balance at September 30	238	199

Total appropriated retained earnings	5,105	5,690

Unappropriated retained earnings

Balance at January 1	14,957	16,085
Net income for the period	4,483	5,665
Dividends (per share: 2004 - US$ 1.82 to common and preferred shares; 2003 - US$ 1.49 to common and preferred shares)	(2,002)	(1,634)
Appropriation (to) fiscal incentive reserves	(6)	(22)
Appropriation from (to) reserves	1,152	(1,017)

Balance at September 30	18,584	19,077

Total shareholders' equity	19,954	16,077

Comprehensive income is comprised as follows:

Net income for the period	4,483	5,665
Cumulative translation adjustments	215	2,806
Amounts not recognized as net periodic pension cost	(17)	(284)
Unrealized gain on available-for-sale securities	123	93

Total comprehensive income	4,804	8,280

The accompanying notes are an integral part of these consolidated financial statements.

Contents

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

Contents

1. Basis of financial statements preparation

The accompanying unaudited condensed consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003 and the notes thereto.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of September 30, 2004 and for the nine-month periods ended September 30, of 2004 and 2003, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2004.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

Contents

2. Accounting changes

a) Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest.

This interpretation was applied immediately to variable interests entities created after January 31, 2003. For variable interests in special purpose entities created before February 1, 2003, FIN 46 was adopted at December 31, 2003. For variable interests in operating entities, FIN 46 was required to be adopted in the first quarter of 2004.

The Company adopted FIN 46 in its December 31, 2003 annual financial statements, for variable interest in special purpose entities. Such adoption resulted in the full consolidation of a number of special purpose entities related to project financing arrangements and three thermoelectrics plants that had been previously accounted as capital lease. Their consolidation did not have a significant impact on the Company’s financial condition or operating results.

Furthermore, the adoption of FIN 46 resulted in the consolidation of three other thermoelectrics plants where PETROBRAS has contracts to bear risks in the energy market. The effect of the consolidation of the balance sheets of these three thermoelectrics at December 31, 2003 was an increase in fixed assets of US$ 1,142 and an increase in liabilities of US$ 1,142. Results of operations for these companies were consolidated beginning January 1, 2004, and generated a net loss during the nine-month period ended September 30, 2004 in the amount of US$ 319.

The Company has determined that it has no variable interests in operating entities and thus has not consolidated additional entities during the nine-month periods ended September 30, 2004.

2. Accounting changes (Continued)

b) SFAS No. 143 - Accounting for asset retirement obligations

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects).

Contents

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of its business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign Currency Risk Management (Continued)

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and Euro relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate rises above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of December 31, 2003, the Company had a fair value asset of US$ 26 associated with its Euro zero cost collar contracts. As of September 30, 2004 the Company had a fair value asset of US$ 23 associated with its Euro zero-cost collar contracts. The yen collar expired in 2003.

b) Commodity Price Risk Management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the nine-month periods ended September 30, 2004 and 2003, the Company carried out economic hedging activities on 38.05% and 51.16%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of US$ 17.5 and US$ 0.6 during the nine-month periods ended September 30, 2004 and 2003, respectively.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

c) Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

d) Risk Management Activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

Contents

4. Income taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

4. Income taxes (Continued)

	Nine-month period ended September, 30

	2004	2003

Income before income taxes, minority interest and accounting changes	6,188	7,220

Tax expense at statutory rates	(2,104)	(2,455)
Adjustments to derive effective tax rate:
Equity in non-consolidated companies	48	35
Non-deductible post-retirement and health-benefits	(109)	(77)
Change in valuation allowance	-	174
Tax benefit on interest on shareholders’ equity	511	357
Others	50	(48)

Income tax expense per consolidated statement of income	(1,604)	(2,014)

Contents

5. Inventories

	September 30,	December 31,
	2004	2003

Products
Oil products	1,475	858
Fuel alcohol	62	67

	1,537	925
Raw materials, mainly crude oil	2,037	1,280
Materials and supplies	856	708
Others	82	34

	4,512	2,947

Contents

6. Receivable from Federal Government

a) Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events that occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations.

6. Receivable from Federal Government (Continued)

b) Changes in the petroleum and alcohol account

The following summarizes the changes in the Petroleum and Alcohol Account for the nine-month period ended September 30, 2004:

Nine-month period ended
September 30, 2004

Opening balance	239
Reimbursements - principally subsidies paid to fuel alcohol producers	1
Result of audit conducted by the Federal Government	16
Charges on intercompany loans	4
Translation gain	4

Ending balance	264

c) Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol Accounts for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through that date. The conclusion of this audit process for the Petroleum and Alcohol account and the parties concurrence as to final amount establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

d) National Treasury Bonds Series H (NTN-H)

The Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US$ 56, at which time the balance of the Petroleum and Alcohol account was US$ 241. Upon maturity of the NTNs-H, the Federal

Government made US$ 3 available to PETROBRAS and the remaining US$ 53 was deposited in an account in the Company’s name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

6. Receivable from Federal Government (Continued)

e) Settlement of the Petroleum and Alcohol Accounts with the Federal Government

As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10,742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. PETROBRAS has been in contact with the STN in order to resolve remaining issues between the parties necessary to conclude the settlement process as established by Provisional Measure No. 2,181-45, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows:

  National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account as determined by the Audit;

  Offset of the balance of the Petroleum and Alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or by a combination of the above options.

Contents

7. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30, 2004	December 31, 2003

Imports - oil and equipment	287	872
Working capital	111	447
Others	11	10

	409	1,329

The average weighted interest rate on short-term debt at September 30, 2004 was 5,7%.

7. Financings (Continued)

b) Long-term debt

Composition

	September 30, 2004	December 31, 2003

Foreign currency
Notes (3)	6,584	5,462
Financial institutions	3,000	3,591
Suppliers’ credits	1,014	728
Senior exchangeable notes	330	338
Sale of future receivables (1)	1,726	1,767
Assets related to export program be offset against
sales of future receivables(1)	(300)	-
Repurchased securities (2)	(291)	(207)

	12,063	11,679

Local currency
Debentures	742	666
National Economic and Social Development
Bank – BNDES	382	358
Debentures – (related party)	251	262
Others	91	68

	1,466	1,354

Total	13,529	13,033
Current portion of long-term debt	(1,357)	(1,145)

	12,172	11,888

(1)

In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates, that amounted to U.S$ 300 million as of September 30, 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross, in these financial statements.

(2)

At September 30, 2004 and December 31, 2003, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies in the total amount of US$ 2,112 and US$ 920, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, US$ 291 and US$ 207, respectively, and project finance, US$ 1,821 and US$ 713, respectively. Gains and losses on extinguishment are recognized as incurred. Subsequent reissueances of notes at amounts greater or lesser than par are recorded as premmium or discounts and are amortized over the life of the notes. In the nine-month period ended September 30, 2004, PETROBRAS recognized net losses on extinguishement of debt of US$113 and reinsurance premium of US$ 83. See also Note 9.

(3)

On September 15, 2004, the subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY (“PIFCO”) placed Global Notes in the international market for 98.638% of their US$ 600 face value, with annual coupon of 7.75%, and maturity in 2014. The Company intends to use the funds raised with this security issue for corporate purposes and meet its strategy of extending terms and reducing the cost of its debt.

7. Financings (Continued)

b) Long-term debt (Continued)

Composition of foreign currency denominated debt by currency

	September 30, 2004	December 31, 2003

Currency
United States dollars	11,117	10,621
Japanese Yen	531	628
Euro	415	429
Others	-	1

	12,063	11,679

Maturities of the principal of long-term debt

The long-term portion at September 30, 2004 becomes due in the following years:

2005	311
2006	1,450
2007	2,159
2008	1,345
2009	937
2010 and thereafter	5,970

12,172

Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	September 30, 2004	December 31, 2003

Foreign currency
6% or less	4,828	4,365
Over 6% to 8%	2,019	2,154
Over 8% to 10%	4,978	4,990
Over 10% to 15%	238	170

	12,063	11,679

Local currency
6% or less	440	668
Over 8% to 10%	973	-
Over 10% to 15%	53	686

	1,466	1,354

	13,529	13,033

Contents

8. Financial income (expenses)

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the nine-month periods ended September 30, 2004 and 2003 are shown as follows:

	Nine-month period ended September 30,

	2004	2003

Financial expenses
Loans and financings	(915)	(515)
Capitalized interest	164	126
Leasing	(79)	(118)
Project financing	(230)	(188)
Extinguishment of debt	(113)	-
Other	(257)	(222)

	(1,430)	(917)

Financial income
Investments	274	199
Advances to suppliers	24	28
Government Securities	19	31
Other	228	235

	545	493

Monetary and exchange variation
Monetary and exchange variation on monetary assets	288	(215)
Monetary and exchange variation on monetary liabilities	(327)	756

	(39)	541

Contents

9. Project financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

Prior to December 31, 2003, the Company’s arrangements with respect to these projects were considered as capital leasing transactions for accounting purposes. Effective December 31, 2003, the Company adopted FIN 46 and the project financing special purpose entities were consolidated on a line by line basis. Thus, at September 30, 2004 and December 31, 2003, the project finance obligation represents the debt of the consolidated SPE with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at September 30, 2004 and December 31, 2003:

	September 30, 2004	December 30, 2003

Barracuda/Caratinga	2,329	2,555
Cabiúnas	980	857
Espadarte/Voador/Marimbá (EVM)	797	826
Marlim	609	680
Nova Marlim	542	475
Albacora	87	126
Pargo, Carapeba, Garoupa and Cherne (PCGC)	72	76
Nova Transportadora do Sudeste	192	172
Nova Transportadora do Nordeste	116	114
Companhia Locadora de Equipamentos Petrolíferos – CLEP
(former Langstrand Holdings S.A).	1,799	700
PDET ONSHORE	41	40
Repurchased securities	(1,821)	(713)

	5,743	5,908
Current portion of project financing	(1,017)	(842)

	4,726	5,066

9. Project financings (Continued)

At September 30, 2004, the long-term portion of project financing becomes due in the following years:

2005	919
2006	1,150
2007	945
2008	695
2009	773
2010 and thereafter	244

4,726

As of September 30, 2004, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cabiúnas	45
Nova Transportadora do Sudeste – NTS	324
Nova Transportadora do Nordeste – NTN	413

782

CLEP Project

A financing structure that involves a special purpose company (SPC) Companhia Locadora de Equipamentos Petrolíferos – CLEP, formerly Langstrand Holdings S.A, has been formed as a conduit through which PETROBRAS will sell and subsequently lease back assets related to the production of oil in the Campos Basin. PREVI, PETROS, VALIA, FUNCEF, FAPES and REAL GRANDEZA, pesions institutions, are the primary investors in CLEP in equal proportions. The project is expected to be operational for 10 (ten) years, after which PETROBRAS will have the right to acquire the SPC’s shares or the project’s assets.

As of September 30, 2004, CLEP had raised US$ 1,736, which together with previous capital of US$ 63 brought total capitalization to US$1,799, which amount was fully transferred to PETROBRAS as advances to fund the intended sale of the assets. The US$ 1,700 raised was completed through the issuance of Medium Term Notes, with interest rate 8% and due date 2004, such notes were purchased by the PFICo exclusive offshore investment fund and are considered as repurchased securities.

Contents

10. Capital leases

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At September 30, 2004, these assets had a net book value of US$ 1,624 (US$ 1,749 at December 31, 2003).

The following is a schedule by year of the future minimum lease payments at September 30, 2004:

2004	100
2005	332
2006	292
2007	274
2008	242
2009	300
2010 and thereafter	313

Estimated future lease payments	1,853

Less amount representing interest at 6.2% to 12.0% annual	(433)
Less amount representing executory costs	(18)

Present value of minimum lease payments	1,402
Less current portion	(267)

Long-term portion	1,135

Contents

11. Thermoelectric plant obligations

As a result of adoption of FIN 46 at December 31, 2003, the Company consolidates six thermoelectric plants. Previously, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on the Company’s financial condition. For the other three thermoelectric plants, the Company was deemed the primary beneficiary because of contractual obligations concerning third-party interests, with amounts equal to the contingency payments required to be funded under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

At December 31, 2003, as a result of adoption of FIN 46, the Company consolidated the thermoelectric plants and recognized a corresponding liability. Thus, it is no longer necessary to recognize any additional liability for future payments expected to be made under the agreements with the sponsors of the thermoelectric plants. The Company will recognize any losses from operations of the plant if and when incurred. For the nine-month period ended September 30, 2004, the Company recognized losses related to its energy business amounted to US$ 319.

11. Thermoelectric plant obligations

Acquisition of Eletrobolt Thermoelectric Plant

On August 13, 2004, the Board of Directors of PETROBRAS approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant. This plant is one of the three “merchant” type plants that the Company was deemed the primary beneficiary because of contractual obligations concerning third-party interests and has been consolidating its financial statements since December 31, 2003. PETROBRAS will pay US$ 159 in 30 fixed monthly installments as well as US$ 30 after the elapsing of a period of 7 years. As the purchase price closely approximates the book value of assets recorded in Electrobolt and previously consolidated, this transaction has immaterial impact to the financial statements.

Contents

12. Employees’ postretirement benefits and other benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2003, the Company made contributions of US$ 175 to pension and health care plans.

Net periodic benefit cost includes the following components:

	Nine-month period ended September 30,

	2004		2003

	Pension Benefits	Health Care Benefits	Pension Benefits	Health Care Benefits

Service cost – benefits earned during the period	99	33	71	27
Interest on projected benefit obligation	639	253	498	179
Expected return on plan assets	(450)	-	(347)	-
Amortization of unrecognized transition obligation	-	-	52	-
Gain on translation	17	14	30	18
Recognized actuarial loss	180	59	142	46

	485	359	446	270
Employee contributions	(81)	-	(64)	-

Net periodic benefit cost	404	359	382	270

Contents

13. Shareholders’ equity

The Company’s subscribed and fully paid-in capital at September 30, 2004 and December 31, 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.38 (R$ 45.08) per share. As a result, the capital of the Company increased by US$ 122.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of R$ 45.08 per share. As a result, the capital of the Company increased by US$ 8.

At the Ordinary General Meeting held on March 29, 2004, the shareholders’ of PETROBRAS approved an increase in the Company’s capital to US$ 11,701, through the capitalization of part of revenue reserves accrued during previous financial years, in the amount of US$ 4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, and article 199 of Law No. 6,404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

The Ordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$ 30,000 million to R$ 60,000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

The dividends related to the fiscal year ended December 31, 2003, approved at the Ordinary General Meeting held on March 29, 2004, in the amount of US$ 857 (excluding the portion of interest on shareholders’ equity which was made available to shareholders on February 13, 2004), were made available to shareholders on May 21, 2004.

13. Shareholders’ equity (Continued)

On September 17, 2004, the Board of Directors of PETROBRAS approved the distribution of interest on shareholders’ equity to shareholders in the amount of US$ 1,144, as provided for in articles 8 and 9, sole paragraph of the Company’s articles of incorporation, article 9 of Law No. 9,249/95 and Decrees No. 2,673/98 and No. 3,381/00.

This amount will be made available to shareholders up to February 15, 2005, based on their shareholdings at September 30, 2004, corresponding to US$ 1.04 per common and preferred share, and will be discounted from the dividends that come to be determined based on adjusted net income for 2004, and monetarily adjusted by reference to the Selic variation if paid before December 31, 2004, from the date of actual payment through to the end of that year. For amounts to be paid in 2005, the amount to be distributed will be monetarily adjusted based on the Selic variation as from December 31, 2004 to the date of beginning of payment.

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month period ended September 30,

	2004	2003

Income before effect of change in accounting principle	4,483	4,968
Cumulative effect of change in accounting principle,net of taxes	-	697

Net income for the period	4,483	5,665

Less priority preferred share dividends	(274)	(228)
Less common shares dividends, up to the priority preferred
shares dividends on a per-share basis	(376)	(313)

Remaining net income to be equally allocated to common and
preferred shares	3,833	5,124

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,048,616

Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	4.09	4.54
After effect of change in accounting principle	4.09	5.17

Contents

14. Acquisitions

a) Acquisition of Sophia do Brasil S.A. (former Agip do Brasil S.A.)

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. – BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Sophia do Brasil S.A., formerly Agip do Brasil S.A., assuming its control from that date.

The purchase price paid for Sophia do Brasil S.A. was based on an economic valuation model of expected future earnings of Sophia do Brasil S.A., which considered relevant factors, including the potential effects of the economic situation of Brazil. The acquisition of Sophia do Brasil totaled US$ 511. The Company paid US$ 225 in cash, and settled a debt of US$ 225 that Agip do Brasil had with ENI BV. An additional amount of US$ 61 related to subsequent purchase price adjustments will be paid in November.

The acquisition of Sophia do Brasil S.A was recorded using the purchase method of accounting and the financial statements of Sophia do Brasil S.A. were included in the consolidated PETROBRAS financial statements, beginning in August 2004. Sophia do Brasil S.A. is in the process of obtaining valuations of fixed assets and intangible assets, and thus the purchase price is subject to change. However, final purchase price allocation will be based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

Sophia do Brasil S.A is a liquified petroleum gas (LPG), fuel and lubricant distributor, and has 21% share in the LPG market in Brazil, 3.7% of total fuel distribution domestic market with a network of more than 1,500 service stations and, 3% share in the Brazilian lubrificant distribution market.

The acquisition of Agip do Brasil S.A. contributes toward achieving the objectives established in Petrobras' Strategic Planning for its subsidiary BR of expanding its share in the LPG distribution segment, and also of consolidating its penetration in the automotive fuel distribution market in certain regions of the country.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of Sophia do Brasil S.A. had occurred at the beginning of the periods presented.

14. Acquisitions (Continued)

a) Acquisition of Sophia do Brasil S.A. (former Agip do Brasil S.A.) (Continued)

Consolidated income statements data for the nine-month periods ended September 30, 2004 and 2003, respectively:

	Nine-month period ended September, 30

	2004		2003

	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)

Net operating revenues	26,751	27,852	22,648	23,855
Costs of sales	(14,046)	(14,989)	(11,058)	(12,116)
Net income for the period	4,483	4,475	5,665	5,697
Basic and diluted earnings per share	4.09	4.08	5.17	5.20

b) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)

On October 17, 2002, the Company signed the Final Share Acquisition Agreement completing the acquisition of a controlling interest PEPSA and PELSA.

On May 13, 2003, the Argentine antitrust agency approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 18.87% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US$ 739 in cash and US$ 338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US$ 183 generated by the transaction is attributed principally to downstream activities.

14. Acquisitions (Continued)

b) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.) (Continued)

The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

Consolidated income statements data for the nine-month period ended September 30, 2003.

	As reported	Pro forma (unaudited)

Net operating revenues	22,648	23,195
Costs and expenses	(14,277)	(14,649)
Financial income, net	117	(64)
Others	(1,268)	(1,237)
Income tax expense	(2,014)	(2,023)
Minority interest	(238)	(250)
Cumulative effect of change in accounting principles
net of taxes	697	700
Net income for the period	5,665	5,672

Basic and diluted earnings per share	5.17	5.17

14. Acquisitions (Continued)

c) Acquisition of Triunfo’s shares by PETROQUISA

The Company’s subsidiary, Petrobras Química S.A. – PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

After exercise of its preemptive right on May 14, 2004, PETROQUISA, which had previously held 45.22% of voting capital and 59.92% of capital stock of Petroquímica Triunfo increased its interest to 70.45% of voting capital and 85.04% of its capital stock. The results of Triunfo have been included to the Petrobras Consolidated Financial Statements since May of 2004. Triunfo is in the process of obtaining valuations of fixed assets, thus the allocation of the purchase price is subject to refinement. Due to inmateriality, the Company has not prepared pro forma information respective to this business combination.

The acquisition was consummated principally to expand PETROBRAS’ petrochemical activities according to the Strategic Plan approved in May 14, 2004.

The Company paid US$32 (R$ 101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160,000 tons per year. Triunfo’s activities are exclusively in Brazil.

d) Acquisition of interest of GASMIG

On August 25, 2004, PETROBRAS, through its subsidiary PETROBRAS GÁS S.A. – GASPETRO, agreed to the acquisition of 40% interest of the capital of Companhia de Gás de Minas Gerais – GASMIG, according to the Association Agreement with Companhia Energética de Minas Gerais – CEMIG, dated August 11, 2004, in order to promote natural gas consumption in the Minas Gerais State. The investment amounts to US$ 50, to be adjusted based on the December 31, 2003 balance sheet.
The implementation of the agreement is still pending approval from the Minas Gerais State Legislature.

Contents

15. 6th bidding for exploratory blocks of ANP

In August 2004, PETROBRAS acquired 107 (one hundred and seven) new exploratory blocks out of the 154 (one hundred and fifty four) blocks included in the 6th bidding process conducted by the National Petroleum Agency - ANP. To date, the Agency offered a total of 913 blocks, of which 294 were onshore and 619 were offshore.

PETROBRAS acquired 55 blocks with exclusivity and other 52 in a consortium with other companies, being the operator of 32 of these.

The total bonus leasehold expense which PETROBRAS will be required to pay at contract execution is equal to US$ 153.

The execution of new concession contracts must be finalized during 2004.

Contents

16. Commitments and contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

16. Commitments and contingencies (Continued)

a) Litigation (Continued)

	September 30, 2004	December 31, 2003

Labor claims	22	22
Tax claims	54	39
Civil claims	110	90
Commercials claims and other contingencies	29	109

	215	260

Contingencies for joint liability	100	95

Total	315	355

Current Contingencies	(117)	(84)

Long-term Contingencies	198	271

As of September 30, 2004 and December 31, 2003, in accordance with Brazilian law, the Company had paid US$ 594 and US$ 543, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$ 3,406.

16. Commitments and contingencies (Continued)

a) Litigation (Continued)

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$ 1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to indemnify PETROQUISA and Porto Seguro the amounts of US$ 1,538 and US$ 384 respectively (the latter representing 5% in premium and 20% in attorney’s fees). In view of this decision, PETROBRAS will file special and extraordinary appeals with the Superior Court of Justice and the Supreme Court respectively. Based on its legal counsels advice, PETROBRAS’ Administration does not expect to obtain an unfavorable decision in the case and assesses the risk of loss to be possible.

b) Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

16. Commitments and contingencies (Continued)

b) Notification from the INSS - joint liability (Continued)

The Company made a provision for this contingency in the amount of US$ 105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote.

On September 29, 2003, the Company received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors’ documentation related to periods subsequent to past notifications. At December 31, 2003 the balance of contingencies associated with this joint liability was US$ 193.

On September 28, 2004, the Company set up a new provision for contingencies for joint liability, related to new assessments in the amount of US$ 30, and as of September 30, 2004 the cumulative balance of Contingencies for joint liability amounted to US$ 229. PETROBRAS had disbursed US$ 129 in connection with administrative suits filed by the INSS claiming the Company’s joint liability, US$ 5 of this amount was disbursed in the third quarter of 2004.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

c) Tax assessments - internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

16. Commitments and contingencies (Continued)

c) Tax assessments - internal revenue service of Rio de Janeiro (Continued)

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (US$ 1,066) covering the period from 1999 to 2002.

Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (US$ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be remote.

d) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$ 2,882 from 2000 to September 30, 2004 under this program.

During the periods ended September 30, 2004 and 2003 the Company made expenditures of approximately US$ 501 and US$ 515 respectively, under this program, including US$ 153 and US$ 169 through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which it conducts inspections of, and improvements to, the Company’s pipelines.

Contents

17. Segment information

The following presents the Company's assets by segment:

	As of September 30, 2004

	Exploration And Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,614	6,347	1,104	1,941	1,615	6,021	(1,541)	18,101

Cash and cash equivalents	956	518	195	455	90	4,866	-	7,080
Other current assets	1,658	5,829	909	1,486	1,525	1,155	(1,541)	11,021

Investments in non-consolidated companies
and other investments	7	652	193	481	23	81	-	1,437

Property, plant and equipment, net	18,477	5,621	4,178	4,022	988	494	(21)	33,759

Other assets	1,852	307	708	328	202	5,843	(5,276)	3,964

Petroleum and Alcohol Account	-	-	-	-	-	264	-	264
Government securities	-	-	-	-	-	316	-	316
Other	1,852	307	708	328	202	5,263	(5,276)	3,384

Total assets	22,950	12,927	6,183	6,772	2,828	12,439	(6,838)	57,261

17. Segment information (Continued)

	As of September 30,2004

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	997	649	267	87	836	(895)	1,941

Cash and cash equivalents	106	60	2	6	281		455
Other current assets	891	589	265	81	555	(895)	1,486

Investments in non-consolidated companies
and other investments	158	49	223	-	51	-	481

Property, plant and equipment, net	3,172	511	199	86	54	-	4,022

Other assets	278	9	19	9	1,579	(1,566)	328

Total assets	4,605	1,218	708	182	2,520	(2,461)	6,772

17. Segment information (Continued)

	As of December 31, 2003

	Exploration And Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,057	4,871	528	1,738	1,208	9,466	(1,968)	17,900

Cash and cash equivalents	1,042	575	109	445	33	7,406	-	9,610
Other current assets	1,015	4,296	419	1,293	1,175	2,060	(1,968)	8,290

Investments in non-consolidated companies
and other investments	6	463	151	449	22	82	-	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Other assets	970	285	751	306	208	4,479	(3,265)	3,734

Petroleum and Alcohol Account	-	-	-	-	-	239	-	239
Government securities	-	-	-	-	-	283	-	283
Other	970	285	751	306	208	3,957	(3,265)	3,212

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

17. Segment information (Continued)

	As of December 31, 2003

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	806	463	167	71	670	(439)	1,738

Cash and cash equivalents	178	42	4	5	216	-	445
Other current assets	628	421	163	66	454	(439)	1,293

Investments in non-consolidated companies
and other investments	128	121	199	-	1	-	449

Property, plant and equipment, net	3,301	565	202	64	49	-	4,181

Other assets	166	12	-	15	1,664	(1,551)	306

Total assets	4,401	1,161	568	150	2,384	(1,990)	6,674

17. Segment information (Continued)

Revenues and net income by segment are as follows:

	Nine - month period ended September 30, 2004

	Exploration And Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,906	14,715	1,154	2,237	6,739	-		26,751
Inter-segment net operating revenues	12,022	5,834	293	406	119	-	(18,674)	-

Net operating revenues	13,928	20,549	1,447	2,643	6,858	-	(18,674)	26,751

Cost of Sales	(5,176)	(18,470)	(1,383)	(1,349)	(6,190)		18,522	(14,046)
Depreciation, depletion and amortization	(1,021)	(344)	(76)	(319)	(29)	(25)	-	(1,814)
Exploration, including exploratory dry holes
and impairment	(292)	-	-	(145)	-	-	-	(437)
Selling, general and administrative expenses	(178)	(680)	(119)	(229)	(372)	(411)	-	(1,989)
Research and development expenses	(85)	(40)	(5)	(1)	(3)	(46)	-	(180)

Costs and expenses	(6,752)	(19,534)	(1,583)	(2,043)	(6,594)	(482)	18,522	(18,466)

Equity in results of non-consolidated companies	-	24	49	67	-	1	-	141

Financial income (expenses), net	(242)	1	(60)	(391)	(15)	(217)	-	(924)
Employee benefit expense	-	(2)	-	-	(13)	(453)	-	(468)
Other taxes	(6)	(20)	(20)	(26)	(38)	(235)	-	(345)
Other expenses, net	(72)	(54)	(112)	(44)	(42)	(177)	-	(501)

Income (loss) before income taxes and
minority interest and accounting change	6,856	964	(279)	206	156	(1,563)	(152)	6,188

Income tax benefits (expense)	(2,449)	(288)	107	-	(54)	1,027	53	(1,604)

Minority interest	(5)	(28)	(4)	(64)	-	-	-	(101)

Net income (loss)	4,402	648	(176)	142	102	(536)	(99)	4,483

17. Segment information (Continued)

	Nine - month period ended September 30, 2004

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	521	767	300	633	16	-	2,237
Inter-segment net operating revenues	834	789	20	5		(1,242)	406

Net operating revenues	1,355	1,556	320	638	16	(1,242)	2,643

Cost of Sales	(342)	(1,309)	(249)	(661)	(15)	1,227	(1,349)
Depreciation, depletion and amortization	(250)	(46)	(9)	(6)	(8)	-	(319)
Exploration, including exploratory dry
holes and impairment	(145)	-	-	-	-	-	(145)
Selling, general and administrative expenses	(77)	(38)	(5)	(46)	(63)	-	(229)
Research and development expenses					(1)		(1)

Costs and expenses	(814)	(1,393)	(263)	(713)	(87)	1,227	(2,043)

Equity in results of non-consolidated companies	5	15	4	-	43	-	67
Financial income (expenses), net	(301)	(6)	-	-	(84)	-	(391)
Other taxes	(4)	(5)	-	(5)	(12)	-	(26)
Other expenses, net	(41)	3	8	-	(14)	-	(44)

Income (loss) before income taxes and
minority interest	200	170	69	(80)	(138)	(15)	206

Income tax benefits (expense)	(77)	(47)	(14)	28	110	-	-

Minority interest	5	(3)	(2)	(3)	(61)	-	(64)

Net income (loss)	128	120	53	(55)	(89)	(15)	142

17. Segment information (Continued)

	Nine - month period ended September 30, 2003

	Exploration And Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,722	13,065	858	1,234	5,769	-	-	22,648
Inter-segment net operating revenues	10,164	5,042	171	13	101	-	(15,491)	-

Net operating revenues	11,886	18,107	1,029	1,247	5,870	-	(15,491)	22,648

Cost of Sales	(4,269)	(15,268)	(755)	(607)	(5,342)	-	15,183	(11,058)
Depreciation, depletion and amortization	(776)	(280)	(52)	(178)	(21)	(15)	-	(1,322)
Exploration, including exploratory dry holes
and impairment	(323)	-	-	(15)	-	-	-	(338)
Selling, general and administrative expenses	(103)	(531)	(58)	(138)	(290)	(361)	59	(1,422)
Research and development expenses	(66)	(30)	(8)	-	-	(33)	-	(137)

Costs and expenses	(5,537)	(16,109)	(873)	(938)	(5,653)	(409)	15,242	(14,277)

Equity in results of non-consolidated companies	-	18	54	32	-	(1)	-	103
Financial income (expenses), net	(228)	149	(41)	(45)	(56)	380	(42)	117
Employee benefit expense	-	(1)	-	-	(13)	(377)	-	(391)
Other taxes	-	(18)	(3)	(11)	(36)	(156)	-	(224)
Other expenses, net	(119)	(106)	(358)	(16)	24	(181)	-	(756)

Income (loss) before income taxes and
minority interest	6,002	2,040	(192)	269	136	(744)	(291)	7,220

Income tax benefits (expense)	(1,984)	(671)	161	(79)	(48)	516	91	(2,014)
Minority interest	-	(23)	(183)	(31)	(1)	-	-	(238)

Income before effect of change in accounting principle	4,018	1,346	(214)	159	87	(228)	(200)	4,968

Cumulative effect of change in accounting principle,
net of taxes	697	-	-	-	-	-	-	697

Net income (loss)	4,715	1,346	(214)	159	87	(228)	(200)	5,665

Net Operating Revenues and the COGS relative to the periods prior to the third quarter of 2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. There was no significant impact on the results reported for these segments.

17. Segment information (Continued)

	Nine - month period ended September 30, 2003

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	335	343	105	442	9		1,234
Inter-segment net operating revenues	336	391	2	6		(722)	13

Net operating revenues	671	734	107	448	9	(722)	1,247

Cost of Sales	(191)	(648)	(71)	(414)	(9)	726	(607)
Depreciation, depletion and amortization	(139)	(31)	(4)	(2)	(2)		(178)
Exploration, including exploratory dry holes
and impairment	(15)						(15)
Selling, general and administrative expenses	(42)	(20)	(1)	(21)	(54)		(138)

Costs and expenses	(387)	(699)	(76)	(437)	(65)	726	(938)

Equity in results of non-consolidated companies	1	1	(2)		32		32
Financial income (expenses), net	(40)	(5)	(1)		1		(45)
Other taxes	(2)	(4)		(4)	(1)		(11)
Other expenses, net	(27)	6	2	2	1		(16)

Income (loss) before income taxes and
minority interest	216	33	30	9	(23)	4	269

Income tax benefits (expense)	(57)			(1)	(21)		(79)

Minority interest	1	1	(1)	(1)	(31)		(31)

Net income (loss)	160	34	29	7	(75)	4	159

17. Segment information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2004 and 2003 are as follows:

	Nine-month period ended September 30,

	2004	2003

Exploration and Production	3,050	2,293
Supply	924	1,060
Gas and Energy	154	254
International
Exploration and Production	383	280
Supply	34	6
Distribution	13	14
Gas and Energy	3	13
Distribution	77	79
Corporate	127	115

	4,765	4,114

Contents

18. Subsequent Events

a) Implementation of the Integrated SAP R/3 Management System

On October 4, 2004, PETROBRAS (Parent Company) and other seven subsidiaries implemented the integrated SAP R/3 management system at the Company (Enterprise Resource Planning – ERP) comprising several computer programs to process data related to the Company’s standard processes using one database which is updated in real time. This new system will allow control over the Company’s activities related to production, refining, distribution, purchases, inventories and finance, among others, using only one IT system.

This integration expedites and facilitates business analyses. The new system allows the Company’s database to be maintained permanently updated, which results in increased process safety and control.

b) Acquisition of shares of CEG-RIO

On October 4, 2004, PETROBRAS, through its subsidiary PETROBRAS GÁS S.A – GASPETRO, exercised its option to purchase shares of CEG-RIO, as contrated with the company GÁS NATURAL SGD. The transaction covered 65,580 thousand common shares (9.86% of total common shares) and 181,920 thousand preferred shares (13.68% of total preferred shares) and the price paid was approximately US$ 17.

18. Subsequent Events (Continued)

b) Acquisition of shares of CEG-RIO (Continued)

With this acquisition, GASPETRO increased its participation to 26.19% of the common shares and 43.01% of the preferred shares of CEG-RIO.

Contents

19. Event Subsequent to review report date - Capital Restructuring of the International Area

On November 12, 2004, PETROBRAS’ Board of Directors approved a transaction to re-organize the Company’s assets in Argentina. Petrobras’ decision immediately followed a meeting of the Board of Directors of Petrobras Energía S.A. (Buenos Aires Stock Exchange: PESA) that approved such reorganization.

Under the transaction, PESA will absorb certain Argentine subsidiaries of Petrobras. As a consequence of the restructuring, PPSL shall receive newly issued shares of PESA.

Following this, under the terms of a further restructuring transaction that is still pending approval by the PEPSA shareholders, Petrobras, through PPSL intends to transfer to PESA its ownership in three companies: Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L..

Petrobras currently holds 99.6% of Eg3 S.A., 100.0% of Petrobras Argentina S.A. and 100.0% of Petrolera Santa Fe S.R.L. Petrobras, through PPSL, currently holds 58.6% of Petrobras Energia Participaciones (PEPSA), a holding company which holds 98.2% equity interest in PESA. At completion of the full restructuring transaction as envisioned, Petrobras through PPSL, will receive 230,194,137 newly issued shares of PESA. Upon completion of the transaction, Petrobras, through PPSL will hold, directly and indirectly, 67.2% of PESA.

These changes, do not affect the Company’s financial position or operating results as of or for the nine months ended September 30, 2004, nor will they have an effect on future financial statements of Petrobras as the restructuring is among entities under common control that are already consolidated to Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

PETRÓLEO BRASILEIRO S.A – PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.